Echo Global Logistics, Inc.

600 West Chicago Avenue, Suite 725

Chicago, Illinois  60654

June 13, 2013

VIA EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re: Echo Global Logistics, Inc. Registration Statement on Form S-3 File No. 333-188357

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Echo Global Logistics, Inc. (“Echo”) respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-3 (Registration No. 333-188357) (the “Registration Statement”) be declared effective at 4:00 p.m. (Washington D.C. time) on Monday, June 17, 2013, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, Echo acknowledges that:

1.                                      should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                                      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Echo from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                                      Echo may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Matthew F. Bergmann at (312) 558-5924 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Douglas R. Waggoner
Douglas R. Waggoner
Chief Executive Officer
Echo Global Logistics, Inc.

cc: Matthew F. Bergmann